UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

BROOKFIELD BUSINESS PARTNERS L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16234109

(CUSIP Number)

Swati Mandava

Brookfield Corporation

Brookfield Place

181 Bay Street, Suite 100

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G16234109	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD CORPORATION
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 142,541,488*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 142,541,488*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 142,541,488*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 65.7%**
14	Type of Reporting Person (See Instructions) CO

*

Amounts for Brookfield Corporation (“BN”) includes 24,784,250 limited partnership units (“Units”) of Brookfield Business Partners L.P. (the “Issuer”) beneficially owned by Brookfield Private Equity Direct Investments Holdings LP (“BPED”) and 69,705,497 redemption-exchange units (“REUs”) of Brookfield Business L.P. (“Brookfield Business L.P.”) beneficially owned by BPEG BN Holdings LP (“BPEG”). This amount also includes class A exchangeable subordinate voting shares (the “BBUC exchangeable shares”) of Brookfield Business Corporation (“BBUC”) beneficially owned by BN.

**

As of June 30, 2024, there were approximately 74,281,766 Units outstanding. Percentage assumes that all of the outstanding REUs and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis). Assuming that only all of the REUs and BBUC exchangeable shares beneficially owned by BN are exchanged for Units (on a one-for-one basis), the percentage would be 74.5%.

CUSIP No. G16234109	SCHEDULE 13D

1	Names of Reporting Persons BAM PARTNERS TRUST
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 142,541,488*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 142,541,488*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 142,541,488*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 65.7%**
14	Type of Reporting Person (See Instructions) OO

*	This amount includes 24,784,250 Units, 69,705,497 REUs. and 47,244,877 BBUC exchangeable shares beneficially owned by BN.
**

As of June 30, 2024, there were approximately 74,281,766 Units outstanding. Percentage assumes that all of the outstanding REUs and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis). Assuming that only all of the REUs and BBUC exchangeable shares beneficially owned by BN are exchanged for Units (on a one-for-one basis), the percentage would be 74.5%.

CUSIP No. G16234109	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD PRIVATE EQUITY DIRECT INVESTMENTS HOLDINGS LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MANITOBA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 24,784,250*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 24,784,250*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,784,250*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.4%**%
14	Type of Reporting Person (See Instructions) PN

*	This amount includes 24,784,250 Units beneficially owned by BPED.
**

As of June 20, 2024, there were approximately 74,281,766 Units outstanding. Percentage assumes that all of the outstanding REUs and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis). Assuming no BBUC exchangeable shares and no REUs are exchanged for Units, the percentage would be 33.4%.

CUSIP No. G16234109	SCHEDULE 13D

1	Names of Reporting Persons BPEG BN HOLDINGS LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 73,361,544*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 73,361,544*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 73,361,544*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 33.82%**
14	Type of Reporting Person (See Instructions) PN

*	This amount includes 69,705,497 REUs beneficially and 3,656,047 BBUC exchangeable shares owned by BPEG.
**

As of June 30, 2024, there were approximately 74,281,766 Units outstanding. Percentage assumes that all of the outstanding REUs and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis). Assuming only BBUC exchangeable shares held by BPEG are exchanged for Units, the percentage would be 49.7%.

CUSIP No. G16234109	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD TITAN HOLDINGS LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 374,533
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 374,533

11	Aggregate Amount Beneficially Owned by Each Reporting Person 374,533
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%*
14	Type of Reporting Person (See Instructions) PN

*

As of June 30, 2024, there were approximately 374,533 Units outstanding. Percentage assumes that all of the outstanding REUs and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis). Assuming no REUs and no BBUC exchangeable shares are exchanged for Units (on a one-for-one basis), the percentage would be 0.6%.

CUSIP No. G16234109	SCHEDULE 13D

Explanatory Note

This Amendment No. 5 (this “Amendment No. 5”) to Schedule 13D amends and supplements the Schedule 13D originally filed on June 30, 2016 (and as amended through Amendment No. 4 thereto, the “Schedule 13D”) to reflect, among other things, (i) the addition of BPEG and BTH as Reporting Persons and (ii) the transactions described in Item 4 of this Amendment 5.

Unless otherwise indicated, all references to “$” in this Schedule 13D are to U.S. dollars.

Information reported in the original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 5.

Item 2. Identity and Background

Item 2 of the original Schedule 13D is amended and supplemented as follows:

(a) Each of Brookfield Private Equity Direct Investments Holdings LP (“BPED”) and Brookfield Titan Holdings LP (“BTH”) shall be deemed a “Reporting Person” for purposes of this Schedule 13D, as amended hereby. The Schedule 13D is further amended to reflect the renaming of Brookfield Asset Management Inc. as “Brookfield Corporation”.

(b)-(c), (f) The principal business of BPEG is to serve as a special purpose entity for the purposes of making investments, including in the Issuer. BPEG is a limited partnership formed under the laws of Province of Ontario. The principal business address of BPEG is Brookfield Place, 181 Bay Street, Suite 100, P.O. Box 762, Toronto, Ontario M5J 2T3, Canada.

The principal business of BTH is to serve as a special purpose entity for the purposes of making investments, including in the Issuer. BTH is a limited partnership formed under the laws of State of Delaware. The principal business address of BTH is Brookfield Place, 181 Bay Street, Suite 100, P.O. Box 762, Toronto, Ontario M5J 2T3, Canada.

Schedule I-V to this Amendment No. 5 sets forth a list of updated names of directors and executive officers of BN, the BAM Partnership, BPED, BPEG and BTH (to be included as “Scheduled Persons” for purposes of this Schedule 13D), and their respective principal occupations, addresses and citizenships.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file this Schedule 13D jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 99.1.

(d)-(e) During the last five years, none of Reporting Persons and, to their respective knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

Item 4 of the original Schedule 13D is hereby supplemented as follows:

On September 26, 2024, wholly-owned subsidiaries of BN (the “BN Parties”) transferred to wholly-owned subsidiaries of BNT, a paired entity to BN (the “BNT Parties”), an aggregate of 10,317,747 BBUC exchangeable shares in exchange for a cash payment of $250,000,000 and entered into financing arrangements with the BNT Parties pursuant to which the BN Parties transferred an aggregate of 32,271,082 BBUC exchangeable shares (collectively, the “Subject Securities”) to the BNT Parties (the “Subject Securities Transfer”) in exchange for a cash payment of $400,000,000 (the “Transfer Value”). Pursuant to these financing arrangements, the BN Parties are obligated to repurchase the Subject Securities on September 25, 2025 or such earlier date that these arrangements are terminated in accordance with their terms, at a price equal to the Transfer Value plus a return calculated at a rate of SOFR+1.75% per annum (the “Repurchase”). Unless an event of default has occurred under the financing arrangements, the BN Parties have the right to direct all decisions to be made with respect to voting of the Subject Securities while held by the BNT Parties.

BN and BNT, a paired entity to BN, have further agreed that all decisions to be made with respect to the voting of the Units and BBUC exchangeable shares held by BNT and its subsidiaries (other than the Subject Securities) will be made jointly by mutual agreement of the applicable BNT subsidiary and BN. The foregoing description of the voting agreement with respect to the Units does not purport to be complete and is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as Exhibit 99.2 to this Amendment No. 5 and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Items 5(a)-(c) of Schedule 13D are hereby amended and restated as follows:

(a)-(b) The information relating to the beneficial ownership of the Units by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. Except as otherwise noted in the footnotes to the cover pages hereto, the percentage of Units of the Issuer is based on an aggregate number of Units of 74,281,766 outstanding as of June 20, 2024 and assumes that all of the outstanding REUs and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis) and includes (as applicable) BBUC exchangeable shares transferred to the BNT Parties as described in Item 4 and subject to the voting arrangements described in Item 4.

(c) Other than the transactions described in Item 3 in this Amendment No. 5, there have been no transactions by the Reporting Persons in the Units during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby supplemented as follows:

Holders of BBUC exchangeable shares are entitled to exchange their BBUC exchangeable shares for an equivalent number of Units (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of the BBUC) at any time. The Issuer may elect to satisfy BBUC’s exchange obligation by acquiring such tendered BBUC exchangeable shares for an equivalent number of Units (subject to adjustment to reflect certain capital events) or its cash equivalent. On March 15, 2022, Wilmington Trust, National Association and BN entered into the Rights Agreement (the “Rights Agreement”) pursuant to which BN has agreed that, until March 15, 2027, it will, under certain circumstances, satisfy, or cause to be satisfied, the obligations pursuant to BBUC’s articles of incorporation to exchange BBUC exchangeable shares for Units or its cash equivalent.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement.

Exhibit 99.2	Voting Agreement dated September 26, 2024.

CUSIP No. G16234109	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2024

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
	Name:	Swati Mandava
	Title:	Managing Director, Legal and Regulatory

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Secretary

BPEG BN HOLDINGS LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

BROOKFIELD PRIVATE EQUITY DIRECT INVESTMENTS HOLDINGS LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

BROOKFIELD TITAN HOLDINGS LP, by its general partner, TITAN CO-INVESTMENT GP, LLC

By:	/s/ Ron Bloom
	Name:	Ron Bloom
	Title:	Managing Partner & Vice Chairman

SCHEDULE I

BROOKFIELD CORPORATION

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada and U.S.A.
Jeffrey M. Blidner, Vice Chair and Director	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada
Angela F. Braly, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Corporate Director	U.S.A.
Jack L. Cockwell, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada
Bruce Flatt, Director and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Chief Executive Officer, Brookfield Corporation	Canada
Janice Fukakusa, Director	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Maureen Kempston Darkes, Director	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Brian D. Lawson, Director and Vice Chair	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada
Howard S. Marks, Director	Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Co-Chairman, Oaktree Capital Management, L.P.	U.S.A
The Honourable Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Fl Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield Corporation and Deputy Chair of TD Bank Group	Canada
Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain
Lord Augustine Thomas O’Donnell, Director	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K	Corporate Director	United Kingdom
Hutham S. Olayan, Director	250 Vesey Street, 15th Fl New York, NY 10281-1023, U.S.A	Chair of The Olayan Group	U.S.A. and Saudi Arabia
Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A.
Nicholas H. Goodman, President and Chief Financial Officer	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	President and Chief Financial Officer, Brookfield Corporation	United Kingdom

SCHEDULE II

BAM CLASS B PARTNERS INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director and Vice President	c/o 51 Yonge Street, Suite 100, Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada
Bruce Flatt, Director and Vice President	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.-	Chief Executive Officer, Brookfield	Canada
Brian D. Lawson, Director and President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada
Kathy Sarpash, Secretary	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Senior Vice- President of Brookfield	Canada

SCHEDULE III

BPEG BN HOLDINGS LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jaspreet Dehl, Director, Managing Partner and Secretary	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Partner and Chief Financial Officer of BBU	Canada
Amanda Marshall, Director and Managing Director	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Partner	Canada
David Nowak, Managing Partner	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Partner	Canada
A.J. Silber, Director	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Vice President	Canada
Cyrus Madon, Managing Partner	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Managing Partner of Brookfield Corporation	Canada
Ryan Szainwald, Managing Partner	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Managing Partner	Canada
Anjali Mahtani, Senior Vice President	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Senior Vice President	Canada

SCHEDULE IV

BROOKFIELD PRIVATE EQUITY DIRECT INVESTMENTS HOLDINGS LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jaspreet Dehl, Director, Managing Partner and Secretary	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Partner and Chief Financial Officer of BBU	Canada
Amanda Marshall, Director and Managing Director	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Partner	Canada
David Nowak, Managing Partner	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Partner	Canada
A.J. Silber, Director	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Vice President	Canada
Cyrus Madon, Managing Partner	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Managing Partner of Brookfield Corporation	Canada
Ryan Szainwald, Managing Partner	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Managing Partner	Canada
Anjali Mahtani, Senior Vice President	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Senior Vice President	Canada

SCHEDULE V

BROOKFIELD TITAN HOLDINGS LP, by its general partner, TITAN CO-INVESTMENT GP LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ron Bloom, Managing Partner & Vice Chairman	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Partner & Vice Chairman	Canada
David Gregory, Managing Partner	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Partner	Canada
Kristen Haase, Managing Partner & Secretary	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Partner & Secretary	Canada
Rachel Arnett, Senior Vice President	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Senior Vice President	Canada
John Michael Layfield, Senior Vice President	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Senior Vice President	Canada